VIA EDGAR


Securities and Exchange Commisiion
450 Fifth Street, NW
Washington, DC 20549


RE:      Jefferson Pilot Seperate Account A


Commissioners:

         We are hereby submitting this request for withdrawal with respect to Form S-6 for Jefferson Pilot Seperate Account A. On December 21, 1999, Form S-6 was filed under the incorrect registrant. The accession number is:
0000950146-99-001827 and was filed and accepted at 17:17. Please withdraw this Form S-6 from the EDGAR database.

         Please address any questions or comments to the undersigned or to Joan
E. Boros at (202) 965-8150.


                                            Very truly yours,

                                            /s/ Christopher S. Petito
                                            ------------------
                                            Christopher S. Petito


cc:   Charlene Grant, Esq.